File No. 70-8777


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

               __________________________________

                         AMENDMENT NO. 5
                               TO
                            FORM U-1
               __________________________________


                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
          (Name of companies filing this statement and
            addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

                 Susan Tomasky, General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)



     American Electric Power Service Corporation ("Service Corporation"), a subsidiary service corporation of American Electric Power Company, Inc. ("AEP") hereby amends its Application or Declaration on Form U-1 in File No. 70-8777 by adding the following paragraphs to Item 1E.6:
     (a)  Effect of Realignment on Allocation Methods.
     The new structure of the Power Generation Group led to the use of new allocation methods which, in certain instances, led to higher costs being charged to Cardinal. The Power Generation Group provides general management, administrative and support services which relate to all the generating units operated by the AEP System. Considering the scope of the general services performed by the various groups within the Power Generation Group, a change in allocation methodology was adopted effective with AEP's realignment. The prior allocation method, Client Load Ratio, is based on peak demand and allocates costs only to AEP's five utility operating companies with generating capacity. Cardinal does not get billed under the Client Load Ratio. The change in allocation method to the Plant Megawatt Capability Ratio allows Service Corporation charges to be attributed to the generating units, including those at Cardinal Plant, which are supported by those charges, thus providing for better cost management. Considering the scope of the activities performed, AEP believes the Plant Megawatt Capability Ratio is a superior allocation method. Neither the realignment of the Energy Transmission Group and the Energy Distribution Group, nor any changes in allocation methods related to those groups, has had an impact on the level of costs billed to Cardinal.
     (b)  The Northern Region Service Organization.
     In 1995, 1996 and 1997, the Northern Region Service Organization provided support for fossil plant outages and other plant-related administrative and technical support. Specifically, the Northern Region Service Organization provided services such as planning and scheduling both unit outage work and non-outage projects, providing and supervising craft labor for both outage and non-outage projects, engineering small capital projects, budget preparation, purchasing, stores record keeping, quality control and assurance, welding program oversight, human resource support, labor relations, salary and benefits, and providing equipment specialists. In 1996 the Northern Region Support Organization provided support for the scheduled outages on Cardinal Units 1 and 2, and in 1997 on Cardinal Unit 3. The following amounts were billed to Cardinal for services performed by the Northern Region Service Organization during the years indicated: 1995, $-0-; 1996, $6,366,896; and 1997, $3,406,551.
     (c)  Functional Work Order Billing System.
     Functional work order billings are for services of a general nature that cannot be readily identified with a specific plant or unit. Services of a general nature provided by the Northern Region Service Organization are billed using the Fossil Plant Combination Ratio. The types of services that are billed using this method include budget preparation, purchasing, stores record keeping, quality control and assurance, welding program oversight, human resource support, labor relations and salary and benefits administration. Training costs are also billed using the Fossil Plant Combination Ratio. The Fossil Plant Combination ratio is used only when direct billing to a specific plant or unit is impractical.
     Support services performed by Power Generation Group personnel other than those in the Northern Region Service Organization are billed using the Megawatt Capability Ratio. Services that are billed by this method include general management and administrative functions in the Power Generation Group, development of the Power Generation Group budget, development of a system outage schedule, system training programs, labor relations, engineering and technical studies of a general nature, management of engineering and technical personnel, clerical support, and Power Generation Group information technology support. The Megawatt Capability Ratio is used only when direct billing to a specific plant or unit is impractical.
     Services that were billed by direct charge to Cardinal included providing and supervising craft labor for the 1996 Cardinal Unit 1 and Unit 2 outages; providing and supervising craft labor for non-outage projects; and planning, estimating, scheduling and providing engineering and technical support for Cardinal Plant outages and projects.
     (d)  Service Corporation Billings to Cardinal for 1996.
     Of the $10.7 million billed by Service Corporation to Cardinal in 1996, $8.2 million was specifically identifiable with Cardinal and was billed directly to Cardinal by Service Corporation as required under the Uniform System of Accounts prescribed by the Commission. The $8.2 million principally was for the outages at Cardinal Plant Unit 1 and Unit 2 and other maintenance work performed by Service Corporation's Northern Region Service Organization specifically for Cardinal.
     Of the remaining charges billed to Cardinal in 1996, approximately $500,000 was for other services performed by the Northern Region Service Organization which could not be specifically identified with any particular generating unit or company. The other services performed by the Northern Region Service Organization and other support groups which fall into this category include administrative and technical support related to general supervision, safety and health, planning and scheduling, budget preparation and quality control and assurance. The total such charges attributable to the AEP System generating companies were allocated to all generating companies, including Cardinal, based on the Fossil Plant Combination Ratio, as defined in Item 1.E.1(g) and as further discussed below. Since these costs were for new services performed by Service Corporation as a result of AEP's realignment, there was no precedent for allocating them.
     The Fossil Plant Combination Ratio was specifically adopted for the general services performed by the Northern Region Service Organization. The Regional Service Organizations serve all of AEP's fossil and hydro generating units, including the AEP and Buckeye units at the Cardinal Plant. The Fossil Plant Combination Ratio is built on two factors, plant megawatt capability and scheduled maintenance outages. These two factors have a high correlation with the administrative and technical support activities performed by the Regional Service Organizations and, as such, result in a fair and equitable allocation of costs not only among the several AEP generating companies, but also among the various generating units operated by AEP. As previously stated, AEP, through Cardinal, operates the units owned by Buckeye at Cardinal Plant.
     Of the $10.7 million billed to Cardinal in 1996, approximately $1.5 million resulted from adopting the Megawatt Capability Ratio and applying it in lieu of the previously employed Client Load Ratio for general management, administrative, and support services performed by the various groups in the Power Generation Group (other than the Regional Service Organizations, as discussed above). Such general services, because of their nature, cannot be specifically identified with any particular generating company or unit and, in fact, relate to all the generating units operated by AEP. Service Corporation's Client Load Ratio, which is based on peak demand, only allocates costs to AEP's five utility operating companies with generating capacity. As previously stated, Cardinal does not get billed under the Client Load Ratio. However, considering the scope of the general services performed by the various groups within the Power Generation Group, which includes Cardinal, a change in allocation methodology was adopted effective with AEP's realignment. The change in allocation methods allows Service Corporation charges to be attributed to the generating units which are supported by those charges for better cost management. Considering the scope of the activities performed, AEP believes the Plant Megawatt Capability Ratio is a superior allocation method.
     (e)  Benefits Provided to Cardinal by Service Corporation in
          1996.

     Cardinal received benefits in the form of administrative and technical support and a supervised craft labor group. The administrative and technical support included engineering support, outage planning, scheduling support, estimating support and the development of training programs. In 1996, the Northern Region Service Organization provided supervised craft labor for two unit outages and for non-outage projects. Excluding the new services rendered by the Northern Region Service Organization, the general services provided by Service Corporation in 1996 were similar to those performed by Service Corporation in the past; however Cardinal was not billed prior to the restructuring (see Item 1.E.6(d) above). All services, both direct and allocated, currently provided by the Northern Region Service Organization were, to some extent, provided by Cardinal personnel prior to the restructuring. This Form U-1 seeks approval to amend Schedule A to the Service Agreements. As discussed above, the amended Schedule
A reflects changes in the services provided by Service Corporation, such as those conducted by the Northern Region Service Organization, as well as changes in allocation methods.
     Creation of the Northern Region Service Organization pursuant to the restructuring did increase the amount of services rendered by Service Corporation to Cardinal and thus increased the absolute amount of Service Corporation billings to Cardinal. However, any such increase was offset by savings from staff reductions at Cardinal such that overall operating costs are lower than they would have been absent the restructuring.
     (f)  Reservation of Jurisdiction over Cardinal.
     AEP has asked this Commission to reserve jurisdiction over applying the restructuring changes to Cardinal. To date, Buckeye has not agreed in writing to the one year reservation of jurisdiction. However, Buckeye will in no way be prejudiced if the Commission approves this Form U-1 and reserves jurisdiction over Cardinal.
     (g)  Buckeye's Share of Service Corporation Billings to
          Cardinal.

     Buckeye has paid its share of Service Corporation billings to Cardinal for the period January 1996 through May 1998 in accordance with the Station Agreement, dated January 1, 1968 between Ohio Power Company, Buckeye, and Cardinal, as amended. In accordance with the terms of the Station Agreement, maintenance costs and capacity costs are shared differently. For example, for the Station Agreement billing covering the month of May 1998, Buckeye paid 51.5406% of Cardinal Station Monthly Maintenance Cost and 74.672% of Cardinal Station Monthly Prorated Capacity Cost.
     Effective June 1, 1998, Service Corporation suspended billing Service Corporation indirect charges to Buckeye through Cardinal in connection with all work orders/charges affected by the changes in allocation methods adopted on January 1, 1996. This suspension in billings will continue as long as the parties negotiate in good faith over the proper interpretation of the Service Agreement dated January 1, 1968 between Ohio Power Company, Buckeye and Service Corporation. No refunds have been made to Buckeye for any billings made prior to June 1998 in connection with this dispute.
                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.
                    AMERICAN ELECTRIC POWER SERVICE CORPORATION


                    By:_/s/ A. A. Pena_____________
                         A. A. Pena
                         Treasurer


Dated:  September 28, 1998